ARCH INSURANCE COMPANY
(A Missouri Corporation)
Home Office Address:	Administrative Address:
3100 Broadway, Suite 511	One Liberty Plaza, 53rd Floor
Kansas City, MO 64111	New York, NY 10006
Tel: (800) 817-3252

INVESTMENT COMPANY DISCOVERY CRIME POLICY

DECLARATIONS

Policy No.: FIF0041560-00

Item 1.	Named Organization & Address:

Hotchkis and Wiley Funds
725 South Figueroa Street, Suite 3900
Los Angeles, CA 90017-5390

Item 2.	Policy Period:
From: 12/01/2010
To: 12/01/2011
12:01 a.m. local time at the address stated in Item 1

Item 3.	Policy Premium:	$6,800
Taxes, Surcharges and other assessments, if applicable	$N/A

Item 4.       Coverage Elections:

Only those Insuring Agreements designated with an X are included under this Policy:

Policy Aggregate Limit of Liability:                    $2,100,000

Insuring Agreement			Limit of Liability	Retention
☒	A.	Employee Theft	$2,100,000	N/A
☒	B.	Inside the Premises	$2,100,000	$25,000
☒	C.	Outside the Premises	$2,100,000	$25,000
☒	D.	Forgery & Alteration (including Defense Costs)	$2,100,000	$25,000
☒	E.	Computer Fraud & Fraudulent Transfer Instructions (including Fraudulent Telefacsimile & Voice Transfer Instructions)	$2,100,000	$25,000
☒	F.	Currency Fraud	$2,100,000	$25,000
☐	G.	Charge Card Fraud	$Not Covered	$ Not Covered
☒	H.	Securities Fraud	$2,100,000	$ 25,000
☐	I.	Stop Payment	$ Not Covered	$ Not Covered
☒	J.	Uncollectable Items of Deposit	$ 25,000	$ 5,000
☐	K.	Unauthorized Signatures	$ Not Covered	$ Not Covered
☒	L.	Investigation Costs	$50,000	$10,000
☐	M.	Computer Restoration Costs	$Not Covered	$Not Covered

Item 5.	Notices to Insurer:

Claims or Potential Claims:	All Other Notices:
Arch Insurance Group	Arch Insurance Group
Executive Assurance Claims	Executive Assurance Underwriting
10909 Mill Valley Road, Suite 210	One Liberty Plaza, 53rd Floor
P.O. Box 542033	New York, NY 10006
Omaha, NE 68154	Fax: (212) 651-6499
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com

Item 6.	Endorsements:

See attached schedule of covered investment companies
1.	Prior Crime Coverage Continuity Extension
2.	Auto Increase In Limits Endorsement

INVESTMENT COMPANY DISCOVERY CRIME POLICY

TABLE OF CONTENTS

1.	INSURING AGREEMENTS
2.	DEFINITIONS
3.	EXCLUSIONS
4.	LIMIT OF LIABILITY AND RETENTION
5.	SPONSORED PLAN COVERAGE
6.	OWNERSHIP OF PROPERTY; INTERESTS COVERED
7	PRIOR LOSS COVERAGE
8.	CALCULATION OF LOSS
9.	LOSS REPORTING RIGHTS AND DUTIES
10.	SUBROGATION
11.	OTHER INSURANCE
12.	CORPORATE TRANSACTIONS
13.	APPLICATION
14.	ENTIRE AGREEMENT
15.	CHANGES
16.	ASSIGNMENT
17.	NAMED ORGANIZATION’S AUTHORITY
18.	CANCELLATION
19.	BANKRUPTCY
20.	NOTICES
21.	TITLES
22.	REFERENCES TO LAWS

INVESTMENT COMPANY DISCOVERY CRIME POLICY

In consideration of the payment of the premium, the Insurer specified in the Declarations (the “Insurer”) and the Insureds agree as follows:

1.	INSURING AGREEMENTS

A.	Employee Theft

The Insurer shall pay Loss by an Insured resulting from any Employee, acting alone or in collusion with others, committing any:

1.	Theft of Money, Property, or Securities; or

2.	Forgery.

B.	Inside The Premises

The Insurer shall pay Loss by an Insured:

1.	of Money or Securities while inside the Premises or any Banking Premises resulting directly from any:

a.	Third Party committing any Robbery, Safe Burglary, or Theft; or

b	destruction or mysterious unexplainable disappearance; or

2.	inside the Premises resulting from any Third Party committing any:

a.	damage to Property during any Robbery or attempted Robbery;

b.	damage to Property contained inside any safe during any Safe Burglary or attempted Safe Burglary;

c.	damage to the Premises during any: (i) Safe Burglary or attempted Safe Burglary; or (ii) Robbery or attempted Robbery;

d.	damage to a locked safe, cash drawer, cash box or cash register during any unlawful entry or attempted unlawful entry; or

e.	Theft of a locked safe, cash drawer, cash box or cash register.

C.	Outside The Premises

The Insurer shall pay Loss by an Insured:

1.	of Money or Securities while In Transit, or while temporarily inside the home of an Employee or a partner of an Insured Organization, resulting directly from any:

a.	Third Party committing any Robbery or Theft; or

b.	destruction or mysterious unexplainable disappearance; or

2.	resulting directly from any Third Party committing any:

a.	damage to Property while In Transit during any Robbery or attempted Robbery; or

b.	Theft of Property while temporarily inside the home of an Employee or a partner of an Insured Organization.

D.	Forgery & Alteration (including Defense Costs)

The Insurer shall pay any:

1.	Loss by an Insured resulting from any Third Party committing any Forgery or Alteration of a Negotiable Instrument; or

2.
Defense Costs resulting from any claim seeking to enforce payment of a Negotiable Instrument on which any Third Party has committed any Forgery or Alteration to the extent that any Loss resulting from such Forgery or Alteration is covered under Insuring Agreement D.1 above.

E.	Computer Fraud & Fraudulent Transfer Instructions (including Fraudulent Telefacsimile & Voice Transfer Instructions)

The Insurer shall pay any Loss by:

1.	an Insured of Money, Property or Securities resulting from any Third Party committing any Computer Fraud or transmitting any Fraudulent Transfer Instructions; or

2.	a Customer of Money resulting from any Third Party transmitting any Fraudulent Telefacsimile Transfer Instructions or Fraudulent Voice Transfer Instructions.

F.	Currency Fraud

The Insurer shall pay any Loss by an Insured resulting from any Third Party committing any Currency Fraud.

G.	Charge Card Forgery or Alteration

The Insurer shall pay any Loss by an Insured resulting from any Third Party committing any Charge Card Fraud.

H.	Securities Fraud

The Insurer shall pay any Loss by an Insured resulting from any Third Party committing any Securities Fraud.

I.	Stop Payment

The Insurer shall pay Loss by an Insured resulting from such Insured having:

1.
complied or failed to comply with any written notice of any Customer or any authorized representative of such Customer to stop payment of any check or draft made or drawn by such Customer or any authorized representative of such Customer; or

2.	refused to pay any check or draft made or drawn by any Customer or any authorized representative of such Customer.

J.	Uncollectible Items of Deposit

The Insurer shall pay Loss by an Insured resulting from such Insured crediting a Customer, shareholder or subscriber on the faith of any Item of Deposit which proves to be uncollectable, provided that:

1.	such crediting causes redemptions or withdrawals to be permitted, shares to be issued or dividends to be paid, from an account of an Investment Company;

2.	the Insured has held such Item of Deposit for at least 5 business days before such redemptions or withdrawals are permitted, shares are issued or dividends are paid regarding such Item of Deposit; and

3.	the Insured’s standard collection procedures have been utilized and have failed to result in collection.

K.	Unauthorized Signatures

The Insurer shall pay Loss resulting from an Insured having in good faith and in the ordinary course of business accepted, paid or cashed any check, draft, withdrawal request, made or drawn on the account of a Customer which bears the signature or endorsement of one other than the person whose name and signature is on the application on file with the Insured as a signatory on such account.  It shall be a condition precedent to coverage under this Insuring Agreement that the Insured have on file signatures of all persons who are signatories on such account.

L.	Investigation Costs

The Insurer shall pay Investigation Costs incurred to establish Loss covered under Insuring Agreements A, B, C, D.1, E, F, G, H, I, J or K provided that such Loss exceeds the Retention applicable to the relevant Insuring Agreement.

M.	Computer Restoration Costs

The Insurer shall pay Computer Restoration Costs resulting from Loss covered under Insuring Agreements A or E.

2.	DEFINITIONS

Whether used in the singular or plural, the following terms shall have the meanings specified below:

A	“Alteration” means the material modification of an original document by a person acting without authority and with the intent to deceive.

B	“Banking Premises” means the interior portion of any building occupied by a banking institution or similar safe depository.

C	“Certificated Security” means any Security:

1.	represented by an instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

D	“Charge Card Fraud” means Forgery or Alteration of any document other than a Negotiable Instrument required in connection with any corporate credit, debit or charge card issued to any:

1.	Insured Organization; or

2.	Executive or Employee for which an Insured Organization has requested the issuance of such card.

E	“Computer Fraud” means Theft directed against an Insured Organization committed through the use of any computer or computer network, including any:

1.	input, output, processing, and communication devices connected to any computer or computer network; or

2.	online or off-line storage devices, including off-line media libraries.

F
“Computer Restoration Costs” means reasonable and necessary expenses incurred by an Insured with the Insurer’s prior written consent to reproduce or duplicate damaged or destroyed Data or computer programs.  If any computer program cannot be duplicated from other computer programs, then Computer Restoration Costs shall also include reasonable and necessary expenses incurred for computer time, computer programmers, technical experts, and consultants to restore the computer program to substantially the same level of operational capability that existed immediately preceding the damage or destruction of such program. Computer Restoration Costs shall not include any compensation, benefit expenses, or overhead of any Insureds or any expenses incurred by any Customer.

G	“Counterfeit” means an imitation of an actual valid original that is intended to deceive and to be taken as the original.

H	“Currency Fraud” means the good faith acceptance by an Insured Organization in the regular course of business of any:

1.	Counterfeit post office or express company money order that is not paid upon presentation; or

2.	Counterfeit paper currency,

in exchange for merchandise, Money, Securities or services.

I	“Customer” means any person or entity to which an Insured Organization provides goods or services for consideration.

J	“Data” means information contained in any records, accounts, microfilms, tapes or other paper or electronic records. Data includes any confidential or proprietary information of any kind.

K	“Defense Costs” means reasonable and necessary fees and expenses incurred with the Insurer’s prior written consent in the defense or appeal of any claim against an:

1.	Insured Organization; or

2.	Insured Organization’s financial institution.

Defense Costs shall not include any employee compensation, benefit expenses, or other overhead of any Insureds or any Insured Organization’s financial institution.

L	“Discovery” means knowledge acquired by an Executive or a Risk Manager that would cause a reasonable person to believe that:

1.	Loss has occurred; or

2.
circumstances have arisen that may subsequently result in Loss, including any Loss: (i) sustained prior to the inception date of this Policy specified in Item 2 of the Declarations; (ii) not exceeding the applicable Retention specified in Item 6 of the Declarations; or (iii) for which exact details are unknown.

Discovery shall not include knowledge acquired by an Executive or a Risk Manager acting alone or in collusion with an Employee as a participant in a Theft or Forgery.

M	“Employee” means any:

1.	natural person:

a.	while employed by any Insured Organization, including any:

1.	fulltime, part-time, seasonal, leased and temporary employee;

2.	non-compensated officer of an Insured Organization; or

3.	employee of an Insured Organization while on leave for military services,

and for 90 days after termination of employment;

b.	formerly employed by any Insured Organization while retained by, and consulting for, an Insured Organization;

c.	volunteer, guest student or intern of an Insured Organization;

d.	fiduciary, trustee, administrator or employee of a Sponsored Plan or any other natural person required under ERISA to be bonded in connection with a Sponsored Plan;

e.	partner or limited liability member of an Insured Organization provided that the Insurer shall not pay Loss caused by any partner or limited liability member unless such Loss exceeds the sum of:

1.	any amounts an Insured Organization owes the partner or limited liability member on the date of the Discovery; and

2.	the value of such partner’s partnership interest or limited liability member’s ownership interest as determined by the financial records of the Insured Organization on the date of the Discovery; or

2.	natural person, partnership or corporation authorized by an Insured Organization to perform services as a data processor of checks or other accounting records of the Insured Organization other than:

a.	any Federal Reserve Bank or clearinghouse; or

b.	person or entity preparing or modifying computer software or programs;

provided that the partners, officers and employees of any partnership or corporation shall be deemed to be one Employee for all purposes of this Policy.

Employee shall not include any: (i) Executive except to the extent that such person is performing acts coming within the scope of the usual duties of a nonexecutive Employee; (ii) volunteer acting as a fund solicitor during fund-raising activities; or (iii) independent contractor.

N	“Evidence of Debt” means an instrument executed by a Customer and held by an Insured that in the regular course of business is treated as evidencing the Customer’s debt to the Insured.

O	“Executive” means any natural person while a duly elected or appointed:

1.	director, officer, or member of the board of managers or management committee of an Insured Organization;

2.	in-house general counsel of an Insured Organization; or

3.	manager of an Insured Organization organized outside the United States of America if such position is equivalent to those specified in 1 or 2 above.

P
“Forgery” means the signing of another natural person’s name without authority and with the intent to deceive.  Forgery shall not include a signature that consists in whole or in part of one’s own name, signed with or without authority, in any capacity for any purpose.  Mechanically or electronically produced or reproduced signatures shall be treated the same as hand-written signatures.

Q
“Fraudulent Telefacsimile Transfer Instructions” means any fraudulent instructions issued to an Insured through a Telefacsimile Device directing such Insured to initiate a transfer of Money from a Customer's account which instructions purport to have been authorized by:

1.	a Customer;

2.	a financial institution; or

3.	an Employee in another office of an Insured Organization,

but were, in fact, fraudulently transmitted by someone else provided that such instructions: (i) are acted upon in good faith and in the regular course of business, including written contractual authorization from a Customer or financial institution authorizing the Insured to rely upon telefacsimile transfer instructions and the following of any required call-back or other verification procedure; (ii) contain the name of a person authorized to initiate such a transfer; and (ii) contain any required test code.

R
“Fraudulent Transfer Instructions” means any fraudulent written, electronic, telegraphic, cable, teletype, facsimile, or telephonic instructions issued to a financial institution directing such institution to initiate a transfer of Money or Securities from any account maintained by an Insured at such institution which instructions purport to have been authorized by such Insured, but were, in fact, fraudulently transmitted by someone else provided that such instructions are acted upon in good faith and in the regular course of business.

S
“Fraudulent Voice Transfer Instructions” means any fraudulent voice instructions issued to an Insured by telephone directing such Insured to initiate a transfer of Money from a Customer's account which instructions purport to have been authorized by:

1.	a Customer; or

2.	an Employee in another office of an Insured Organization,

but were, in fact, fraudulently transmitted by someone else provided that such instructions: (i) are acted upon in good faith and in the regular course of business, including written contractual authorization from a Customer authorizing the Insured to rely upon voice transfer instructions and the following of any required call-back or other verification procedure; (ii) are received by an Employee specifically designated to receive and act upon such instruction; (iii) are electronically recorded by the Insureds; and (iv) include any required passwords or code words.

T
"Guarantee" means a written undertaking obligating the signer to pay the debt of another to an Insured or its assignee or to a financial institution from which an Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

U	“In Transit” means a conveyance outside the Premises by an Insured Organization within the custody of any:

1.	Employee or partner of an Insured Organization; or

2.	authorized custodian of an Insured Organization.

Such conveyance begins upon receipt of the conveyance by any person described in 1 or 2 above from any Insured Organization, and ceases upon delivery of the conveyance to the designated recipient or its agent.

V	“Instruction” means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of such Uncertificated Security be registered.

W	“Insured Organization” means:

1.	the Named Organization;

2.	any Investment Company.

X	“Insureds” means any:

1.	Insured Organization; or

2.	Sponsored Plan.

Y
“Investment Company” means any investment company, including any series or portfolio of such investment company, registered under the Investment Company Act of 1940 that is listed as a covered investment company in a written endorsement issued by the Insurer.

Z
“Investigation Costs” means reasonable and necessary expenses incurred by an Insured with the Insurer’s prior written consent to establish the existence and amount of a covered Loss.  Investigation Costs shall not include any employee compensation, benefit expenses, or other overhead of any Insureds.

AA	“Item of Deposit” means any check or draft drawn upon a United States or Canadian financial institution.

BB	“Loss” means direct loss sustained before or during the Policy Period provided that Discovery of such loss occurs during the Policy Period.

“Loss” also means any:

1.	regarding Insuring Agreement D.2, Defense Costs;

2.	regarding Insuring Agreement L, Investigation Costs; or

3.	regarding Insuring Agreement M, Computer Restoration Costs.

“Loss” shall not include any compensation paid by an Insured Organization to any Employee, including, without limitation, any salary, bonus, incentive payment, commission, or employee benefit.

CC	“Money” means any:

1.	currency, coin or bank notes, in current use and having a face value;

2.	bullion; or

3.	travelers checks or money orders held for sale to the general public.

DD	“Named Organization” means the organization named in Item 1 of the Declarations.

EE	“Negotiable Instrument” means any writing:

1.	signed by, or on behalf of, an Insured Organization or by anyone acting as an agent of an Insured Organization, or that purports to have been so signed;

2.	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

Negotiable Instrument shall not include any credit, debit or charge card or Evidence of Debt.

FF	“Policy Period” means the period specified in Item 2 of the Declarations, subject to any cancellation prior to the scheduled expiration date.

GG	“Premises” means the interior portion of a building occupied by an Insured Organization to conduct its business.

HH	“Property” means tangible property other than Money or Securities. Property shall not include Data.

II	“Risk Manager” means an Employee designated by an Insured Organization to effect and maintain insurance for the Insured Organization.

JJ	“Robbery” means a Theft from the care and custody of any:

1.	Employee; or

2.	authorized custodian of an Insured Organization other than a watchman, porter or janitor,

by violence or threat of violence committed in the presence and cognizance of such person.

KK	“Safe Burglary” means Theft from a locked vault or safe located inside the Premises by forcible or violent entry as evidenced by visible marks.

LL
“Securities” means negotiable and non-negotiable instruments representing either Money or Property.  Securities include tokens, tickets, revenue or other stamps in current use and evidences of debt issued in connection with any credit, debit or charge card not issued by an Insured Organization.

MM	“Securities Fraud” means an Insured having, in good faith, for its own account or for the account of others:

1.	acquired, sold, delivered, given value, extended credit or assumed liability on the basis of any original:

a.	Certificated Security;

b.	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

c.	Evidence of Debt;

d.	Instruction to a Federal Reserve Bank of the United States; or

e.	Statement of Uncertificated Security of any Federal Reserve Bank of the United States,

that: (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or any other person signing in any other capacity that is a Forgery; (ii) on which an Alteration has occurred; or (iii) is lost or stolen;

2.
guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any item listed in 1.a, b, or c above  that: (i) bears a signature that is a Forgery; (ii) on which an Alteration has occurred; or (iii) is a Counterfeit; or

3.	acquired, sold, delivered, given value, extended credit or assumed liability on the basis of any item listed in 1.a or b above that is a Counterfeit.

NN	“Sponsored Plan” means any:

1.
Employee Benefit Plan, Pension Benefit Plan or Welfare Benefit Plan, as each are defined in ERISA, operated solely for the benefit of Employees by any: (i) Insured Organization; or (ii) Insured Organization and a labor organization;

2.	other employee benefit plan or program not subject to ERISA operated solely for the benefit of Employees by any Insured Organization; or

3.	plan, fund, or program specifically included as a Sponsored Plan by a written endorsement issued by the Insurer.

Sponsored Plan shall not include any multi-employer plan.

OO	“Statement of Uncertificated Security” means a written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units:

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

e.	subject to pledge on the date of the statement;

3.	the name and address of the registered owner and registered pledgee;

4.
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered, or

c.	of the statement, if it is a periodic or annual statement.

PP
“Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and reproducing such duplicate image on paper.

QQ	“Theft” means any unlawful taking.

RR	“Third Party” means any natural person other than:

1.	an Employee or an Executive;

2.	a person acting in collusion with an Employee or an Executive; or

3.	an authorized representative of an Insured Organization.

SS	“Uncertificated Security” means any Securities which are:

1.	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.	of a type commonly dealt in on securities exchanges or markets; and

3.	either one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations.

3.	EXCLUSIONS

A.	The Insurer shall not pay Loss resulting from any:

1.	fire, provided that this exclusion shall not apply to:

a.	Loss of Money or Securities; or

b.	damage to any safe or vault caused by the application of fire during any Safe Burglary or attempted Safe Burglary;

2.	misappropriation or loss of use of trade secrets, confidential processing methods, or other confidential information of any kind;

3.
declared or undeclared war, civil war, insurrection, rebellion or revolution, military, naval or usurped power, governmental intervention or authority, expropriation or nationalization, or any act or condition incident or related to any of the foregoing;

4.	unrealized loss of income, including, without limitation, interest and dividends;

5.	indirect or consequential loss of any nature, including, without limitation, fines, penalties, multiple or punitive damages, provided that this exclusion shall not apply to:

a.	regarding Insuring Agreement D.2, Defense Costs;

b.	regarding Insuring Agreement L, Investigation Costs; or

c.	regarding Insuring Agreement M, Computer Restoration Costs;

6.	Employee to the extent that Loss occurs:

a.	after an Executive or Risk Manager acquires knowledge of fraud or dishonesty committed by such Employee involving Money, Securities or Property valued at $25,000 or more; or

b.	more than 90 days after termination of such Employee;

7.	expenses incurred by an Insured in defending or prosecuting any legal proceeding or claim, provided that this exclusion shall not apply to the Defense Costs specified in Insuring Agreement D.2;

8.
Insured knowingly giving or surrendering Money, Property, or Securities in any exchange or purchase with a Third Party not in collusion with an Employee, provided that this exclusion shall not apply to Insuring Agreement F;

9.	Loss sustained by one Insured to the advantage of any other Insured;

10.
disappearance of, or damage to, Money, Property, or Securities while in the custody of any bank, trust company, similar recognized place of safe deposit, or armored motor vehicle company or any person duly authorized by any of the foregoing to have custody of such Money, Property, or Securities, provided that this exclusion shall not apply to Loss excess of the amount recovered or received by an Insured Organization under:

a.	the Insured Organization’s contract, if any, with, or insurance carried by, any of the foregoing; and

b.	any other insurance or indemnity in force; or

11.	nuclear reaction, nuclear radiation or radioactive contamination, or any related act or incident;

12.
nonpayment of, or default upon, any loan or transaction involving an Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidence of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, provided that this exclusion shall not apply to Insuring Agreements A, D, H or J;

13.
failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, provided that this exclusion shall not apply to Insuring Agreements A or B.1.;

14.
dishonest or fraudulent act or acts committed by any Third Party who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

15.	actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

16.	unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

17.	authorized or unauthorized trading, regardless of whether such trading is:

a.	in the name of the Insured or another;

b.	in a genuine or fictitious account; or

c.	with or without the knowledge of any Insured;

provided that this exclusion shall not apply to Insuring Agreements D or H;

18.
transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, Securities or precious metals, directly from a Customer’s account by an Employee;

19.	use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

a.	in obtaining credit or funds, or

b.	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

c.	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems;

20.
payments made or withdrawals from a depositor’s or Customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or Customer who is within the office of the Insured at the time of such payment or withdrawal; or

21.	items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud;

provided that exclusions 17. through 21 above shall not apply to Insuring Agreement A if Loss results in an improper financial gain to an Employee.

B.	Regarding Insuring Agreement A, the Insurer shall not pay Loss resulting from any:

1.	agent, broker, factor, commission merchant, consignee, contractor, independent contractor or other representative of the same general character; or

2.	violation by any Employee of any law, rule, or regulation relating to

a	the issuance, purchase or sale of securities;

b	securities transactions upon security exchanges or over the counter market;

c	investment companies; or

d	investment advisers; or

unless it is established by the Insureds that the act or acts which caused such Loss involved fraudulent or dishonest conduct which would have caused the Insureds to incur Loss in a similar amount in the absence of such laws, rules or regulations.

C.	Regarding Insuring Agreements B and C, the Insurer shall not pay Loss resulting from:

1.	Alteration, Forgery, Computer Fraud or Fraudulent Transfer Instructions, Securities Fraud, Fraudulent Telefacsimile Transfer Instructions or Fraudulent Voice Transfer Instructions; or

2.	destruction, disappearance or damage to Money, Securities or Property while in the mail or in the custody of a carrier for hire other than an armored motor vehicle company.

D.	Regarding Insuring Agreements B, C, and E, the Insurer shall not pay Loss resulting from any kidnap, ransom or other extortion payment, provided that this exclusion shall not apply to Robbery.

E.
Regarding Insuring Agreement D or H, the Insurer shall not pay Loss resulting from Forgery or Alteration of any registered or coupon obligations issued or purported to have been issued by an Insured Organization.

F.
Regarding Insuring Agreement E.2, the Insurer shall not pay Loss resulting from the assumption of liability by the Insureds under contract or agreement unless the Insureds would have been liable for such Loss absent such contract or agreement.

G.	Regarding Insuring Agreement G, the Insurer shall not pay Loss:

1.	resulting from noncompliance with the terms and conditions imposed by the issuer of any credit, debit or charge card; or

2.	unless the Insureds are legally liable for such Loss.

H.	Regarding Insuring Agreements I, J, and K, the Insurer shall not pay Loss resulting from the dishonesty of any Employee regardless of whether such Employee is acting alone or in collusion with others.

4.	LIMIT OF LIABILITY AND RETENTION

A.
The amount specified in Item 4 of the Declarations as the Policy Aggregate Limit of Liability shall be the maximum aggregate amount that the Insurer shall pay for all Loss under this Policy under all Insuring Agreements combined.

B.
The amount specified in Item 4 of the Declarations for each elected Insuring Agreement shall be the maximum aggregate amount that the Insurer shall pay for each single Loss under such Insuring Agreement, regardless of the number of Insureds sustaining such Loss.

C.
All Loss resulting from a single act or any number of related acts of the same Employees or Third Parties, regardless of whether such act or acts occurred before or during the Policy Period, shall be treated as a single Loss and the applicable Limit of Liability of this Policy shall apply, subject to Section 7. Prior Loss Coverage.

D.
If Loss is covered under more than one Insuring Agreement, the maximum aggregate amount that the Insurer shall pay for such Loss shall be the largest applicable Limit of Liability of any such Insuring Agreement.  Under such circumstances, the Retention of the Insuring Agreement with the largest applicable Limit of Liability shall apply to such Loss.

E.
If there is more than one Insured, the maximum aggregate amount that the Insurer shall pay for any single Loss sustained by more than one Insured shall be the amount for which the Insurer would have been liable if the single Loss had been sustained by one Insured.

F.	The amount that the Insurer shall pay for any single Loss shall not be cumulative from Policy Period to Policy Period.

G.
The Insurer’s liability under this Policy shall apply only to that part of each Loss excess of the applicable Retention specified in Item 4 of the Declarations.  Notwithstanding the Retention specified in Item 4 of the Declarations for Insuring Agreement D, no Retention shall apply to the Defense Costs specified in Insuring Agreement D 2.

5.	SPONSORED PLAN COVERAGE

A.	Payment of Loss incurred by a Sponsored Plan shall be paid by the Insurer to the Named Organization for the use and benefit of such Sponsored Plan.

B.
The Limit of Liability applicable to any single Loss incurred by any Sponsored Plan shall be the applicable Limit of Liability specified in item 6 of the Declarations provided that such amount exceeds the minimum limit of liability for each Sponsored Plan (the “Minimum Limit of Liability”) incurring such single Loss.

C.	As required under ERISA, the Minimum Limit of Liability for each Sponsored Plan shall equal the lesser of:

1.	10% of such Sponsored Plan’s assets as of the beginning of such Sponsored Plan’s fiscal year; or

2.	$500,000 if the Sponsored Plan does not hold employer securities or $1,000,000 if the Sponsored Plan holds employer securities.

D.	If a single Loss is incurred by more than one Sponsored Plan, then the Limit of Liability applicable to such Loss shall be the greater of:

1.	the applicable Limit of Liability specified in item 6 of the Declarations; or

2.	the sum of the Minimum Limit of Liability for each Sponsored Plan incurring such single Loss.

E.	Notwithstanding any other provision of this Policy, no Retention shall apply to Loss by any Sponsored Plan.

6.	OWNERSHIP OF PROPERTY; INTERESTS COVERED

Coverage shall only apply to Money, Property or Securities owned by an Insured, for which an Insured is legally liable, or held by an Insured whether or not the Insured is liable, provided that:

1.	the Insurer shall not be liable for damage to the Premises unless the Insured Organization is the owner or is liable for such damage; and

2.	regarding Insuring Agreement A, no coverage shall apply for Money, Property or Securities of a Customer.

7.	PRIOR LOSS COVERAGE

Coverage of Loss sustained prior to the Policy Period, the effective date of coverage for any additional Insureds, or effective date of coverage added by endorsement, shall be subject to the following:

A.	such Loss must be covered under one or more elected Insuring Agreements of this Policy;

B.
if an Insured or a predecessor in interest of such Insured carried a prior bond or policy that afforded coverage for such Loss and was not issued by the Insurer or its affiliates and Discovery of such Loss occurred prior to the expiration of the time allowed for discovery under the last such bond or policy, then no coverage shall be available under this Policy unless Loss otherwise covered under the prior bond or policy exceeds the limit of liability of the last such prior bond or policy in which case this Policy shall provide excess coverage over such prior bond or policy but only for the amount, if any, by which the applicable Limit of Liability of this Policy for such Loss exceeds the applicable Limit of Liability of such prior bond or policy; and

C.
if an Insured or a predecessor in interest of such Insured carried a prior bond or policy that afforded coverage for such Loss and was issued by the Insurer or its affiliates, such prior bond or policy shall terminate as of the inception date of this Policy and no coverage shall be provided under such prior bond or policy.

8.	CALCULATION OF LOSS

A.	For Loss of Securities, the Insurer shall pay the lesser of either the:

1.	actual market value of lost, damaged or destroyed Securities at the close of business on the business day immediately preceding the Discovery of such Loss;

2.	cost of replacing Securities; or

3.	cost to post a Lost Securities Bond in connection with issuing duplicates of the Securities.

B.	For Loss of books of account or other records, the Insurer shall pay the cost of blank books, pages or tapes or other blank materials to replace lost or damaged books of account or other records.

C.	For Loss of Property, the Insurer shall pay the lesser of either:

1.	the price paid by an Insured for such Property; or

2.
the cost to repair or replace such Property with that of like kind, quality and value at the time that the Named Organization furnishes a proof of loss pursuant to Section 9. Loss Reporting Rights and Duties.

D.
For Loss of foreign currency, the Insurer shall pay the United States of America dollar equivalent of foreign currency determined by the rate of exchange published in The Wall Street Journal on the date of Discovery of such Loss.

9.	LOSS REPORTING RIGHTS AND DUTIES

A.	Upon Discovery and as a condition precedent to coverage, the Named Organization shall provide to the Insurer:

1.	written notice as soon as practicable, but no later than 90 days after Discovery;

2.	a sworn proof of loss with full particulars within 120 days of Discovery, including:

a.	submission to examination under oath at the Insurer’s request and provision of a signed statement of answers;

b.	production of all pertinent records at such reasonable times and places as the Insurer shall designate;

c.	regarding lost Certificated Securities, any applicable certificate or bond numbers; and

d.	regarding Insuring Agreement D, the original Negotiable Instrument; and

e.	regarding Insuring Agreement E.2, a copy of the Fraudulent Telefacsimile Transfer Instructions or an electronic recording of the Fraudulent Voice Transfer Instructions, as applicable; and

3.	full and complete cooperation in all matters pertaining to a Loss or claim, including the investigation and settlement thereof.

C.
If an Insured Organization establishes wholly apart from its inventory records that it has a covered Loss, then it may offer a comparison between its inventory records and a physical count of its inventory to prove the amount of such Loss.

D.	No Insured shall institute legal proceedings against the Insurer regarding any Loss:

1.	more than 2 years after Discovery; or

2.
to recover a judgment or settlement against it or its financial institution resulting from Forgery or Alteration, or Defense Costs as described in Insuring Agreement D.2, more than 2 years after the date such judgment becomes final or settlement is entered.

10.	SUBROGATION

A.
The Insurer shall be subrogated to all of the Insureds’ rights of recovery regarding any payment of Loss under this Policy. The Insureds shall do everything necessary to secure and preserve such rights, including, without limitation, the execution of any documents necessary to enable the Insurer to effectively bring suit in the name of the Insureds. The Insureds shall do nothing to prejudice the Insurer’s position or any rights of recovery.

B.	The Insurer shall not subrogate against any Insured.

11.	OTHER INSURANCE

Except for personal liability insurance maintained by an Insured Person for their own benefit, coverage under this Policy shall apply only in excess of any other valid and collectible insurance regardless of whether such other insurance is stated to be excess, contributory, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other insurance to this Policy’s Policy Number.

12.	CORPORATE TRANSACTIONS

If, during the Policy Period:

A.
any person or entity or group of persons and/or entities acting in concert acquires securities which result in ownership by such person(s) and/or entity(ies) of more than 50% of the outstanding securities representing the present right to vote for the election of directors or equivalent positions of the Named Organization; or

C.	the Named Organization merges into or consolidates with another organization such that the Named Organization is not the surviving organization,

then coverage shall continue for any Loss discovered before such transaction.   No coverage shall be available for any Loss discovered after such transaction unless the Insurer agrees in writing to extend such coverage.  Upon such transaction, the entire premium for this Policy shall be deemed fully earned. The Insureds shall give the Insurer written notice of such transaction as soon as practicable, but not later than 60 days after the effective date of such transaction.

13.	APPLICATION

The Insureds represent that the information contained in the application for this Policy is true, accurate and complete. This Policy is issued in reliance upon the material representations contained in the application for this Policy.

15.	ENTIRE AGREEMENT

This Policy, including the Declarations, General Provisions, elected Coverage Part(s), written endorsements, and the Application shall constitute the entire agreement between the Insurer and the Insureds regarding the insurance provided hereunder.

16.	CHANGES

This Policy shall not be changed in any manner except by a written endorsement issued by the Insurer.

17.	ASSIGNMENT

Assignment of any interest under this Policy shall not bind the Insurer unless such assignment is acknowledged by a written endorsement issued by the Insurer.

18.	NAMED ORGANIZATION’S AUTHORITY

The Named Organization shall act on behalf of all Insureds regarding all matters under this Policy, including, without limitation, cancellation, election of the Extended Reporting Period, transmission and receipt of notices, reporting of Claims and potential Claims, acceptance of endorsements, payment of premiums, and receipt of return premiums.

19.	CANCELLATION

A.
Either the Insurer or Named Organization may cancel this Policy by sending not less than 60 days written notice to the other party as well as each Investment Company and the Securities and Exchange Commission.

B.
If the Insurer cancels this Policy, unearned premium shall be calculated on a pro rata basis. If the Named Organization cancels this Policy, unearned premium shall be calculated at the Insurer’s customary short rates. Payment of any unearned premium shall not be a condition precedent to the effectiveness of a cancellation. The Insurer shall make payment of any unearned premium as soon as practicable.

20.	BANKRUPTCY

Bankruptcy or insolvency of any Insureds shall not relieve the Insurer of any of its obligations under this Policy.

21.	NOTICES

A.	Notices to the Insureds shall be sent to the Named Organization at the address specified in Item 1 of the Declarations.

B.	Notices to the Insurer shall be sent to the applicable address specified in Item 5 of the Declarations and become effective upon receipt at such address.

C.	All notices shall be in writing.

22.	TITLES

The titles of the sections of, and endorsements to, this Policy are for reference only.  Such titles shall not be part of the terms and conditions of coverage.

23.	REFERENCES TO LAWS

A.	Any statute, act, or code mentioned in this Policy shall be deemed to include all amendments of, and rules and regulations promulgated under, such statute, act, or code.

B.
Any statute, act, or code mentioned in this Policy that is followed by the phrase “or any similar law” shall be deemed to include all similar laws of all jurisdictions throughout the world, including, without limitation, any common law.

Schedule of Covered Investment Companies

The following investment companies are covered under this Policy:

Hotchkis and Wiley Diversified Value Fund
Hotchkis and Wiley Value Opportunities Fund
Hotchkis and Wiley Large Cap Value Fund
Hotchkis and Wiley Mid-Cap Value Fund
Hotchkis and Wiley Small-Cap Value Fund
Hotchkis and Wiley High Yield Fund

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

PRIOR CRIME COVERAGE CONTINUITY EXTENSION
(INVESTMENT COMPANY BOND)

Regarding the Investment Company Discovery Crime Bond Coverage Part, it is agreed that:

1.
If Loss is discovered during the Policy Period that is excluded, limited or restricted from coverage under this Investment Company Discovery Crime Bond Coverage Part, but would have been covered under the Prior Policy had such Loss been discovered or sustained during the policy period of the Prior Policy, then coverage shall be afforded under this Policy according to the terms of the Prior Policy provided that:

A.	such coverage shall be subject to any applicable Deductible and Limit of Liability of this Policy; and

B.	the following additional restrictions apply (If none, state "Not Applicable"):

2.	“Prior Policy” means the following policy:

Named insured: Hotchkis and Wiley Funds

Insurer: ICI Mutual Insurance Company

Policy No.: 05587109B

Policy Period: 12/01/2009-12/01/2010

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 1

Policy Number: FIF0041560-00

Named Insured: Hotchkis and Wiley Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: 12/01/2010

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

AMEND LIMIT OF LIABILITY – AUTOMATIC ADJUSTMENT
(INVESTMENT COMPANY BOND)

Regarding the Investment Company Discovery Crime Bond Coverage Part, it is agreed that Section 4. Limit of Liability and Retention, A. is amended to add:

Notwithstanding the amount specified in Item 6 of the Declarations as the Limit of Liability for Insuring Agreement A. Employee Theft, if an increase in bonding limits under Insuring Agreement A. is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Act”) due to an increase in assets of the Insured during the Policy Period, the minimum required increase in the Limit of Liability under Insuring Agreement A. shall take place automatically without payment of additional premium for the remainder of the Policy Period, provided, however, that the Limits of Liability do not exceed:

Limit of Liability under Insuring Agreement A:	$2,500,000
Coverage Part Aggregate Limit of Liability:	$2,500,000

If the Act requires bonding limits that are higher than the Limits of Liability above, then the increase in the Limits of Liability shall not occur unless the Insurer accepts the increase by an endorsement to this Policy.

The Insured agrees to provide the Insurer with the minimum required Limit of Liability pursuant to the Act at the time notice of Claim is presented.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 2

Policy Number: FIF0041560-00

Named Insured: Hotchkis and Wiley Funds

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: 12/01/2010

Resolution

Approval of Fidelity Bond

WHEREAS, the Trust has arranged to obtain coverage against larceny and embezzlement under a Bond (the “Bond”) from Arch Insurance Company in the amount of $2,100,000 for the period from December 1, 2010 through December 1, 2011;

RESOLVED, that giving due consideration to the value of the aggregate assets of the Funds, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust’s portfolios, the Board, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the 1940 Act, hereby approves the Bond in the form presented to this meeting; and

FURTHER RESOLVED, that the President of the Trust be and hereby is designated the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act concerning the Bond; and

FURTHER RESOLVED, that the premium payment therefor is hereby approved.

The premium of $6,800 for the period December 1, 2010 to December 1, 2011 will be paid in December 2010.